Exhibit 15.4

AstraZeneca PLC

Legal & Secretary’s Department

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

For the attention of Adrian Kemp

By email & by post

March 3, 2020

Dear Ladies and Gentlemen

BUREAU VERITAS STATEMENT OF ASSURANCE FOR ANNUAL REPORT AND FORM 20-F INFORMATION 2019

In connection with the anticipated filing by AstraZeneca PLC (“AstraZeneca”) of a Form 20-F with the U.S. Securities and Exchange Commission, Bureau Veritas hereby authorizes AstraZeneca to refer to Bureau Veritas’s external assurance on corporate responsibility related information as stated on page 266 and identified (highlighted in yellow) on the pages of the Annual Report and Form 20-F Information for the fiscal year ended December 31, 2019 (the “Annual Report”) annexed as Annex A, which is incorporated by reference in the registration statement No. 333-234586 for AstraZeneca Form F-3, and in the registration statements No. 333-226830, No. 333-216901, No. 333-170381, No. 333-152767, No. 333-124689 and No. 333-09062 on Form S-8 for AstraZeneca.

Our authorization is subject to AstraZeneca’s acknowledgement and agreement that:

1)             Bureau Veritas has undertaken an independent review of the corporate responsibility information disclosed in the Annual Report and provided an opinion as to the accuracy and reliability of the information subject to the scope, objectives and limitations defined in the full assurance statement posted on AstraZeneca’s responsibility website;

2)             AstraZeneca acknowledges and agrees that Bureau Veritas shall not be deemed an “Expert” in respect of AstraZeneca’s securities filings, and AstraZeneca agrees that it shall not characterize Bureau Veritas as such; and

3)             AstraZeneca accepts full responsibility for the disclosure of all information and data, including that relating to Bureau Veritas, set forth in the Annual Report as filed with the SEC and agrees to indemnify Bureau Veritas from any third party claims that may arise therefrom.

Please indicate your agreement to the foregoing by signing in the space indicated below. Our authorization will not become effective until accepted and agreed by AstraZeneca.

Very truly yours,

/s/ Julie-Anna Smith

Julie-Anna Smith

Head of Technical Centre — Bureau Veritas Certification U.K.
For and on behalf of Bureau Veritas U.K. Ltd

ACCEPTED AND AGREED

This third day of March 2020

AstraZeneca PLC

/s/ Adrian Kemp

Name: Adrian C N Kemp
Title: Company Secretary

Key Performance Indicators continued Key Performance Indicators Be a Great Place to Work BV Our Great Place to Work strategy is built around two priorities: ‘Contribution to the enterprise’ and ‘Contribution to society’. Employee belief that AstraZeneca is a great place to work1 86% A great place to work from page 44. 1 Source: December Pulse survey for each year. 2019 was a full census survey, 2018 and 2017 surveyed a 50% sample of the organisation. Contribution to the enterprise This priority is built on three pillars: performing as an enterprise team, committed to lifelong learning and development, and championing of inclusion and diversity. Performing as an enterprise team1,2 Building a culture of lifelong learning and development1,2 83% Inclusion and diversity1 77% 45.4% A great place to work: Employees from page 44. 2 December Pulse survey: 2019 was a full census survey, 2018 and 2017 surveyed a 50% sample of the organisation. 1 Source: December Pulse survey for each year, based on the question ‘effective collaboration between teams’. 1 Source: December Pulse survey for each year, based on the question ‘opportunity for personal development and growth’. 1 Women representation at career level F+ (the most senior 12% of the employee population). Contribution to society – Leading in sustainability The Leading in sustainability KPIs measure the progress of our environmental, social and governance practices. They are representative indicators of each of the three priorities for our sustainability approach – to broaden access to healthcare, to protect the environment, and to foster ethics and transparency. Access to healthcare: through our access to healthcare programmes1,2 Environmental protection: operational greenhouse gas (GHG) footprint1 1,975 kt CO2e Ethics and transparency: non-compliance with our Code of Ethics¹ 63.3 per 1,000 employees in Commercial Regions 19.8m people 1 Our access to healthcare programmes, including Healthy Heart Africa, Healthy Lung, Phakamisa, and Young Health Programme (YHP), have reached 19.8 million people through education, screenings, diagnosis and treatment cumulatively since the start of each programme. See from page 49 for more information. 2 We expanded this measure to include the YHP for all years. Totals for each programme individually are reported in the Sustainability Data Summary at www.astrazeneca.com/sustainability. 1 Operational GHG footprint is emissions from all Scope 1, 2 and selected Scope 3 sources. See page 266. 1 There were 2,597 instances, most of them minor, of non-compliance with our Code of Ethics or supporting requirements in our Commercial Regions by employees and third parties. See page 35 for more information. A great place to work: Contributing to society from page 49. “…we announced an ambitious $1 billion programme for zero carbon emissions from our global operations by 2025 and to ensure our entire value chain is carbon negative by 2030.” Changes to KPIs in 2019 The Contribution to the enterprise KPIs have been revised from previous years to align to our strategy. Previous metrics are available in the Sustainability Data Summary at www.astrazeneca.com/sustainability. A great place to work from page 44. 22 AstraZeneca Annual Report & Form 20-F Information 2019 / Strategic Report 2019 63.3 2018 56.6 2017 41.4 2019 1,975 kt CO2e 2018 1,852 kt CO2e 2017 1,768 kt CO2e 2019 19.8m 2018 14.4m 2017 9.2m 2019 77% 2018 74% 2017 73% 2019 45.4% 2018 44.6% 2017 44.4% 2019 83% 2018 80% 2017 78% 2019 86% 2018 83% 2017 81%

Business Review Innovative science continued Bioethics BV As of 31 December 2019, we shared anonymised individual patient-level data from 147 studies with 50 research teams and responded to 161 requests from external researchers using our portal, http:// www.astrazenecagroup-dt.pharmacm.com, to request our clinical data and reports to support additional research. In 2019, we continued to participate in the industry-wide portal www.trialsummaries.com where we publish Trial Result Summaries in easy-to-understand language and translate these to the local language for all sites where a study is conducted. As of 31 December 2019, we published Trial Result Summaries for 108 AstraZeneca trials. Clinical trial active sites by region* ‘Bioethics’ refers to the range of ethical issues that arise from the study and practice of biological and medical science. We are committed to working in a transparent and ethical manner across all our bioethics subject matter areas. Our Global Standard on Bioethics sets out our principles which apply to all our research activity, whether conducted by us or by third parties acting on our behalf. The following sections summarise our activities in the main areas, and our Global Standard on Bioethics is available on our website, www.astrazeneca.com/sustainability. BioPharmaceuticals Europe 38% US/Canada 32% Asia Pacific 10% Japan 6% Latin America 8% Middle East and Africa 3% China 3% Oncology Our Bioethics Advisory Group (BAG) is sponsored by the Chief Medical Officer and oversees the operation of the Global Standard on Bioethics. It acts as a source of bioethical advice to the business, bringing together the subject matter leads for each of the key bioethical areas, supported by other experts and specialists. BAG receives reports on governance and practice from subject matter leads, responds to requests for advice and support from the business, and carries out horizon-scanning activities to identify emerging scientific, technological and regulatory issues. BAG met six times in 2019. Ethical discussions in 2019 included the use of precision genome editing in research and development, potential impacts of AI on healthcare, and potential delays to supply of influenza vaccines resulting from any change to the scope of the Nagoya Protocol to include non-human genetic sequence data. Europe 41% US/Canada 28% Asia Pacific 14% Japan 7% Latin America 5% Middle East and Africa 2% China 4% As of 31 December 2019, we have published a total of five Clinical Study Packages, which includes hundreds of study reports, on regulatory agency web portals under EMA policy 0070 and Health Canada’s PRCI process. Additional clinical study documents can be requested by researchers through our data request portal. * Percentages have been rounded to the nearest whole number. For more information, see our website, www.astrazeneca.com, or our clinical trials website, www.astrazenecaclinicaltrials.com. Research use of human biological samples The use of human biological samples, such as solid tissue, biofluids and their derivatives, plays a vital role in developing a deeper understanding of human diseases and their underlying mechanisms, which helps us develop effective, new and personalised medicines. Patient safety One of our Values is to put patients first and, by detecting, assessing, understanding and preventing adverse effects or any other drug-related problems, our pharmacovigilance processes and systems seek to minimise the risks and maximise the benefits of our medicines for patients. We are committed to minimising the use of fetal tissue by exploring technological alternatives. In 2019, no additional new research proposals that include use of cells derived from human fetal tissue (hFT) were approved while three projects using hFT had progressed as at 31 December. An additional project using human embryonic stem cells (hESC) was approved in 2019, resulting in 10 projects using 21 different hESC lines or derived cells having been approved as at 31 December. Four projects are ongoing. Clinical trials We believe that transparency enhances the understanding of how our medicines work and benefit patients. We publish information about our clinical research, as well as the registration and results of our clinical trials – regardless of whether they are favourable – for all products and all phases, including marketed medicines, drugs in development and drugs where development has been discontinued. For all our medicines, under development as well as on the market, we have systems in place for identifying and evaluating possible adverse drug effects. Information concerning the safety profile of our medicines is provided to regulators, healthcare professionals and, where appropriate, patients. Each medicine has a dedicated safety team, which includes a responsible global safety physician and one or more pharmacovigilance scientists. Marketing companies have assigned patient safety managers in place. In 2019, we conducted a range of clinical trials across regions as shown in the charts on the right. This broad span helps ensure that study participants reflect the diversity of patients for whom our medicines are intended and identifies the patients for whom the medicine may be most beneficial. Our global governance process provides the framework for ensuring a consistent, high-quality approach worldwide. Protecting participants throughout the trial process is a priority and we have strict procedures to help ensure participants are not exposed to unnecessary risks. Animal research Technology has not yet advanced to the stage where animal use can be eliminated. In addition, some animal studies are required by international regulators before medicines progress to human trials. Animal studies therefore remain a small, but necessary, part of the process of developing new drugs. We are alert to the issues around the use of animals and are working constantly to ensure our animal studies are properly justified, conducted and reported. Our Chief Medical Officer is accountable for the benefit and risk profiles of our products, providing medical oversight and enforcing risk assessment processes that help us make efficient and informed decisions about patient safety. As part of our commitment to patient safety, and in order to be an industry leader in pharmacovigilance, we continue to improve the competence of the patient safety staff, and refine our processes, systems and tools. This includes exploring the use of emerging technologies, such as automation support, machine learning and digital communication interfaces which have the potential to further enhance our product safety evaluation, communication and risk mitigation capabilities. All our clinical trials are designed and finally interpreted in-house. Some are conducted by contract research organisations (CROs) on our behalf and we require these organisations to comply with our global standards. 28 AstraZeneca Annual Report & Form 20-F Information 2019 / Strategic Report

Strategic Report

We are committed to helping the public understand the continuing need for animals in research, and our approach to replacing, reducing and refining our use of animals (the 3Rs). We share our 3Rs advances externally through presentations at international conferences and workshops, and contribute to the work of organisations and societies supporting the 3Rs around the world. Our Chief Veterinary Officer leads the Council for Science and Animal Welfare (C-SAW), which is the governance and oversight body for the use of animals in research and development, providing assurance to senior leaders on our responsible use of animals. C-SAW drives initiatives on the 3Rs, openness about our use of animals, and promotes a culture of care in the way we conduct our research. For example, C-SAW runs an annual global awards scheme recognising excellence in the 3Rs, achievements in openness about the use of animals and the best examples of a caring research culture. In 2019, our winning entries included a team implementing refinement in anaesthetic procedures for rats; a novel molecular biology approach allowing reduction in the number of mice needed in some studies; a collaborative project ultimately leading to changes in regulations and the replacement of some studies, which previously used fish, with non-animal alternatives. C-SAW also provides general information and education opportunities about the use of animals in research both within and outside AstraZeneca.

Animal research use varies depending on many interrelated factors, including our amount of pre-clinical research, the nature and complexity of the diseases under investigation and regulatory requirements. We believe that without our active commitment to the 3Rs, our animal use would be much greater. In 2019, animals were used for in-house studies 108,674 times (2018: 121,823[1]). In addition, animals were used on our behalf for CRO studies 35,210 times (2018: 29,853). In total, over 97% were rodents or fish.

[1] 2018 figure includes some animals used only for breeding.

For more information, see our Sustainability Report available on our website, www.astrazeneca.com/sustainability.

R&D resources

We have approximately 9,200 employees in our R&D organisation, working in various sites around the world. We currently have three strategic R&D centres: Cambridge, UK; Gaithersburg, MD, US; and Gothenburg, Sweden. Other R&D centres are located in the UK (Alderley Park and Macclesfield), the US (Waltham, MA and South San Francisco, CA), Japan (Osaka) and China (Shanghai). We also have a site in Poland (Warsaw) that focuses on late-stage development.

In November 2019, we announced the creation of a global R&D centre in Shanghai, China to carry out R&D for potential new medicines that will more than double the local R&D headcount to around 1,000. During 2019, we also opened an office in New York, NY, US with a specific focus on delivery of our Oncology pipeline, particularly in the clinical and medical space. The addition of this new office ensures that we have a presence in all four of the nationally-recognised top areas for biopharmaceutical innovation in the US.

Cambridge

Cambridge, UK is a world-leading academic and life sciences hub. Having relocated our global corporate headquarters to Cambridge in 2016, we continue to progress the build of our new strategic R&D centre on the Cambridge Biomedical Campus (CBC) and now have 2,800 employees located in and around the city. We are already seeing the impact of significant scientific and strategic collaborations within the Cambridge cluster as a result of the relationships forged.

Construction of our R&D centre began in April 2015. During 2019, activities at the site focused on the fit-out of laboratory and scientific support spaces, interior design of the office areas and landscaping. We expect to start occupation of the building from 2020, with practical completion expected at the end of 2021. Following the review of costs by the new construction manager, the latest cost projection for the R&D centre is in the region of $1.3 billion (c.£1.0 billion). Costs for the project have risen since our original projection due to the complexity of the build, construction cost inflation, including the impact of a weakening pound, and increased investment in new technologies and equipment (for example, genomics and screening lab) as part of our ongoing investment in R&D in the UK. The project is being funded out of operational cash flows.

Sustainability remains a key driver to our infrastructure in Cambridge. We have built Europe's largest ground source heat pump system that will generate energy for the R&D centre. We remain committed to fostering sustainable solutions within the building's operations strategy, such as harvesting rain water from the roof, and solar tracked blinds and lighting systems to maximise natural daylight.

As an integral part of the Cambridge ecosystem, we are working to co-develop future and sustainable travel solutions with the community and investing in developing scientific capability in the next generation. For example, the Energy Challenge STEM initiative fostered a community of volunteers across AstraZeneca's employees in Cambridge to bring a science challenge to more than 4,000 local primary school pupils. With its focus on scientific method and topicality around fostering awareness of the calorific value in foods, the Energy Challenge has been recognised as a contributor to health awareness in the community through recent awards.

In 2019, we also progressed the planning phase of amenities for our CBC-based employees and further consolidated our late-stage development, office-based employees across three offices in central Cambridge until our overall vision of co-location at the CBC campus is complete. This vision will enable our non-laboratory based Cambridge colleagues to be co-located on the CBC and near our key scientific, research and clinical partners. We are now updating the overall master plan for the site and the next stage will be the development of an office building opposite our R&D centre that can accommodate an additional 1,000 people.

Investment

In 2019, R&D expenditure was $6,059 million (2018: $5,932 million; 2017: $5,757 million), including Core R&D costs of $5,320 million (2018: $5,266 million; 2017: $5,412 million). In addition, we spent $1,835 million on acquiring product rights (such as in-licensing) (2018: $476 million; 2017: $404 million). We also invested $10 million on the implementation of our R&D restructuring strategy (2018: $94 million; 2017: $201 million). The allocations of spend by early-stage and late-stage development are presented in the R&D spend analysis table below.

R&D spend analysis

	2019	2018	2017
Discovery and early-stage development	36%	37%	36%
Late-stage development	64%	63%	64%

AstraZeneca Annual Report & Form 20-F Information 2019 / Business Review 29

Transparency reporting The industry-wide growth rate is expected to be 5.7% over the next five years, following the updates of the NRDL and expanding health insurance coverage. Nevertheless, the healthcare environment in China remains dynamic. Opportunities are arising from incremental healthcare investment, in-licensing, strong underlying demand for our more established medicines and the emergence of innovative medicines such as Tagrisso, Lynparza and roxadustat. Compliance and Internal Audit Services on page 112, our compliance programme is delivered by dedicated compliance professionals who advise on and monitor adherence to our policy framework. BV AstraZeneca is committed to the highest standards of conduct in all our operations, including the disclosure of payments to healthcare practitioners (HCPs), healthcare organisations (HCOs) and patient organisations, with full transparency where recipients have provided consent and in accordance with all current local, state and global-level obligations covering the 45 markets with existing reporting requirements. We are progressively heading towards increased disclosure in additional markets globally and, in all locations, we are committed to ensuring payments are justified and reasonable. These professionals also support our line managers locally in ensuring that their staff meet our ethical standards. A network of nominated signatories reviews our promotional materials and activities against applicable requirements. Our Internal Audit Services department, in partnership with external audit experts, also conducts compliance audits on selected marketing companies. Several initiatives were announced in the latter part of 2019 to support transformation of healthcare in China. As described on page 29, these included the creation of a global R&D centre in Shanghai. A new AI Innovation Centre, also in Shanghai, will be established to capitalise on the latest digital technology in R&D, manufacturing, operations and commercialisation to help accelerate the delivery of medicines to patients in China and globally. Finally, an agreement was reached with CICC, one of China’s leading investment banks, to jointly create a healthcare investment fund combining CICC’s strong investment and capital management expertise with AstraZeneca’s expertise in the Chinese healthcare system. The fund’s target size is $1 billion and will initially focus on domestic companies and partners. For more information about the assurance provided by Bureau Veritas, see page 266. Approximately 41,000 employees are engaged in our commercial activities and, in 2019, we identified eight confirmed breaches of external sales and marketing regulations or codes (2018: four). There were 2,597 instances, most of them minor, of non-compliance with our policy framework (described in the panel on the right) in our Commercial Business Units, including instances by employees and third parties (2018: 2,042). We removed a total of 162 employees and third parties from their roles as a result of these breaches (a single breach may involve more than one person). We also formally warned 713 others and provided further guidance or coaching on our policies to 2,346 more. The Audit Committee is provided with the breach statistics on a quarterly basis. Further commentary on the most serious breaches is also provided to the Audit Committee. Code of Ethics We are committed to employing high ethical standards when carrying out all aspects of our business globally. Our Code of Ethics (the Code) is based on our Values, expected behaviours and key policy principles. It applies to all Executive and Non-Executive Directors, officers, employees and temporary staff, in all companies within our Group worldwide. It empowers employees to make decisions in the best interests of the Group and the people we serve, now and in the long term, by outlining our commitments in simple terms and focusing on why these commitments matter. The Code is at the core of our compliance programme. It has been translated into approximately 40 languages and guides employees on how to make the best day-to-day choices and how to act in a consistent, responsible way, worldwide. There are two mandatory training courses dedicated to the Code: one is for new starters; the second is the annual training for all employees, reminding them of the key commitments. In 2019, 100% of all active employees completed the annual training on the Code of Ethics. Emerging market healthcare BV We continue to make our medicines affordable to more people on a commercially and socially sustainable basis. As, on average, almost half of healthcare expenditure in emerging countries is paid for by the patient or their families, we base our approach in these markets on an understanding of their economic circumstances and the burden placed on them by healthcare costs. We are aiming to enable our Emerging Markets to deliver better and broader patient access through innovative and targeted equitable pricing strategies and practices. Anti-bribery and anti-corruption BV We do not tolerate bribery or any other form of corruption. We conveyed our commitment to ethical behaviour in the 2019 annual Code training, reinforced through anti-bribery/ anti-corruption training materials delivered and made available to relevant employees and third parties, including mandatory training for Commercial employees in 2019 which will be followed by training for employees in other business units in 2020. The Code includes four high-level Global Policies covering Science, Interactions, Workplace and Sustainability. These Global Policies continue to be complemented by underlying Global Standards, which define the global requirements we follow to deliver our business consistent with the Values, behaviours, commitments and principles embodied in our Code and Global Policies. Our Code and Global Policies, together with relevant Global Standards and Position Statements, are published on our website, www.astrazeneca.com. Our policy framework also includes additional requirements at the global, local and business unit level to support employees in their daily work. We also have a variety of patient access programmes in Emerging Markets, each tailored to meet the needs of the local community. These include patient assistance programmes, such as Terapia Plus in Ukraine, Karta Zdorovia in Russia and FazBem in Brazil which offer products at a discounted cost. Bribery and corruption remains a business risk as we launch new medicines in markets across the globe and enter into partnerships and collaborations, and the risk is a focus of our third-party risk management process, as well as our Business Development due diligence procedures. It is also a focus of our monitoring and audit programmes. The majority of marketing company audits include anti-bribery/ anti-corruption work programmes. For information on our access to healthcare programmes in Emerging Markets and as one of our sustainability priorities, please see pages 35 and 52 and our Sustainability Report. Responsible sales and marketing BV A Finance Code complements the Code and applies to the Chief Financial Officer, the Group’s principal accounting officers (including key Finance staff in major overseas subsidiaries) and all Finance function employees. This reinforces the importance of the integrity of the Group’s Financial Statements, the reliability of the accounting records on which they are based and the robustness of the relevant controls and processes. We are committed to employing high ethical standards of sales and marketing practice worldwide, in line with our Code of Ethics and supporting requirements (our policy framework). We maintain a robust compliance programme in our efforts to ensure compliance with all applicable laws, regulations and adopted industry codes. As outlined in Global 35 AstraZeneca Annual Report & Form 20-F Information 2019 / Business Review Strategic Report

Business Review Delivering growth continued Operations Our manufacturing and supply function continues to support our growth by ensuring, through our Operations 2020 plan, that we deliver new launches on time and in full, combined with strong customer service and product lead time reductions. comment upon evolving national and international compliance regulations through our membership of industry associations, including IFPMA, EFPIA and PhRMA. Supply chain financing AstraZeneca has a supply chain finance programme to support the cash flow of its supply base. This programme, supported by Taulia Inc. and Greensill Capital, provides suppliers with visibility of invoices and payment dates. Suppliers can access this platform free of charge and have full optionality and flexibility on an invoice-by-invoice basis to request early payment of invoices. On election of an early payment, a charge is incurred by the supplier based on the period of acceleration, central bank interest rate, and the rate agreed between Taulia Inc. and each supplier. All early payments are paid by Greensill Capital, and AstraZeneca settles the original invoice amount with Greensill Capital at maturity of the original invoice due date. Supply chain management We need an uninterrupted supply of high-quality raw materials and active pharmaceutical ingredients (APIs) and, with most of our API manufacturing outsourced, we place great importance on our global external sourcing and procurement organisations and policies, as well as our integrated risk management processes. We purchase materials from a wide range of suppliers and work to mitigate supply risks, such as natural or man-made disasters that disrupt supply chains or the unavailability of raw materials. Contingency plans include using dual or multiple suppliers where appropriate, maintaining adequate stock levels and working to mitigate the effect of pricing fluctuations in raw materials. Operations 2020 was launched in 2015 to enhance supply capabilities in order to respond better to the expanding patient and market needs. It focuses on supporting the delivery of our many new product launches, strengthening our science and technology capabilities across the globe, creating a more agile and flexible supply chain, and embedding Lean principles throughout our network. We are working to ensure our new product launch capabilities successfully support AstraZeneca’s promising new product pipeline. By creating robust standard launch processes for both small molecules and biologics, we have achieved a world-class new product launch platform – one that is sustainable and fit for the future. In 2019, we delivered 106 successful market launches and 12 pre-registration launches. We believe this programme offers a benefit to our suppliers, as it provides visibility and flexibility to manage their cash flow, and the rates offered can be preferential to their cost of funding. The programme is live in the US, UK, Sweden and Germany. As of December 2019, the programme had 3,032 suppliers enrolled and a potential early payment balance of $492 million. As a consequence of the UK leaving the EU on 31 January 2020, we have continued to work closely with our suppliers on their readiness for the impact of the transition period ending on 31 December 2020 without an extension or trade agreement being in place between the UK and the EU, with a view to mitigating the effect on our business. For more information on supply chain financing, see Note 20 on page 199. We remain on course to achieve the primary goals of Operations 2020 and have begun to develop our Operations plan for 2025 aligned to our refreshed strategy. Since late 2017, we have completed a detailed assessment of approximately 400 suppliers across all areas of our supply chain, including our major and critical suppliers. We have seen a decline in the overall level of supplier-related risk due to various mitigations, including revised logistics channels, additional warehousing, the potential to move clinical trial-related activities, stock building of product and manufacturing-related goods, movement of stock locations, and assessment of the opportunity for supplier substitution. While we continue to make progress, it is possible that adverse events will impact supplier activities. Issue management may therefore play a key element in our ability to maintain safe supply of our medicines and ongoing business operations more generally. Responsible supply chain BV Every employee and contractor who sources goods and services on behalf of AstraZeneca is expected to follow responsible business processes, which are embedded into our newly updated Global Standard for the Procurement of Goods and Services. All our procurement professionals receive detailed training on responsible procurement. Quality, regulation and compliance We are committed to high product quality, which underpins the safety and efficacy of our medicines. We maintain a comprehensive quality management system to assure compliance and quality. Similarly, we set strict standards for safety, health and environment at each of our sites. Manufacturing facilities and processes are subject to rigorous and continuously evolving regulatory standards. They are subject to inspections by regulatory authorities, who are authorised to mandate improvements to facilities and processes, halt production and impose conditions for production to resume. We monitor compliance through assessments and improvement programmes and we will not use suppliers who are unable to meet our standards. Our Global Standard Expectation of Third Parties is published on our website, www.astrazeneca.com/sustainability. We conducted a total of 15,519 assessments in 2019 (2018: 12,967). In addition, as part of our planning to manage the impact of the UK leaving the EU, we have continued to engage with regulators and government to ensure they have a clear view on the potential impact on pharmaceutical supply chains. We have made significant efforts to duplicate our UK testing capability within the EU and to implement system changes necessary to facilitate compliance with EU law during, and after, the transition period. Furthermore, we have revised our logistics plans (including shipping routes) and continue to maintain additional inventory in anticipation of some level of border congestion at the end of the transition period, to reduce the risk of disruption of supply to patients. To ensure compliance with global Good Manufacturing Practice regulations, the Operations Quality team continuously reviews and strengthens the Quality Systems at our manufacturing sites through internal audit programmes, external intelligence and sharing learnings between sites. In 2019, these measures helped us successfully achieve zero critical observations from 31 independent inspections. We review observations from these inspections together with the outcomes of internal audits and, where necessary, implement improvement actions. In 2019, we conducted 38 audits on high-risk suppliers (external manufacturing partners), seeking to ensure that they employ appropriate practices and controls. 26% of these suppliers met our expectations, with a further 68% implementing improvement plans to address minor instances of non-compliance. Through our due diligence process, no high-risk engagements were rejected. For more information on our Responsible supply chain, see www.astrazeneca.com/sustainability. We are committed to maintaining the highest ethical standards and compliance with internal policies, laws and regulations. We review and 37 AstraZeneca Annual Report & Form 20-F Information 2019 / Business Review Strategic Report

Business Review
Delivering growth
continued

Manufacturing capabilities

Our principal tablet and capsule formulation sites are in the UK, Sweden, China, Puerto Rico and the US, with local/regional supply sites in Russia, Japan, Indonesia, Egypt, India, Germany, Mexico and Brazil. We also have major formulation sites for the global supply of parenteral and/or inhalation products in the US, Sweden, France, Australia and the UK. Most of the manufacture of APIs is delivered through the efficient use of external sourcing that is complemented by internal capability in Sweden.

In 2016, we sold our manufacturing site in Avlon, UK, to Avara Avlon Pharma Services Ltd. The company subsequently went into administration. In 2019, we decided to set aside a fund, to be administered independently, to make sure our former employees at the site receive redundancy payments should the ongoing administration of the site not generate enough funds to cover redundancy costs.

In January 2020, AstraZeneca acquired the Reims packing and distribution centre from Avara Reims Pharmaceutical Services. This transaction saw the site and former Avara Reims employees transfer to AstraZeneca. Reims will continue to pack and distribute for the French domestic and other markets currently served by the site.

For biologics, our principal commercial manufacturing facilities are in the US (Frederick, MD; Greater Philadelphia, PA), the UK (Speke) and the Netherlands (Nijmegen), with capabilities in process development, manufacturing and distribution of biologics, including global supply of mAbs and influenza vaccines. In Sweden, we are completing extensive qualification of our new biologics drug product manufacturing facility in order to commence manufacturing in 2020.

As part of our ongoing review of manufacturing capabilities and capacity, we announced changes to our network in 2019. In January, we announced our decision to discontinue operations at our Boulder and Longmont, CO manufacturing facilities to increase efficiencies in our global biologics supply chain. This consolidated our biologics drug substance manufacturing network to one large-scale drug substance facility, the Frederick Manufacturing Center, MD. The sites at Boulder and Longmont, CO were preserved for potential sale. As neither Boulder nor Longmont were licensed for commercial operations, there was no impact to supply or global availability of any of our biologics medicines.

In September 2019, we announced our intention to exit our manufacturing facility at Wedel in Germany by late 2021. This decision was taken after careful consideration of our future product demand, existing production capacity and our long-term business strategy. We are committed to treating those employees affected in a fair and respectful manner, and to ensuring the consistent supply of our products to patients during the transition period. In line with this, we are working closely with the local Works Council to provide outplacement and transition support.

At the end of 2019, approximately 12,800 people were employed at 25 Operations sites in 16 countries. The Reims packing and distribution centre acquired in January 2020 became our 26th Operations site.

Environmental protection BV

We follow the science to protect the planet by managing our impact on the environment across our value chain, from R&D activities, our own operations, into our supply chain and customer use of products. Our Code of Ethics as described on page 35 is the overarching document for our environmental management system. It applies to all functions and locations and is supported by global standards and procedures that establish mandatory requirements in key risk areas. We monitor and manage performance through comprehensive assurance programmes that include performance reporting and internal auditing. Our 2019 targets (against a 2015 baseline) included:

> reducing our operational greenhouse gas (GHG) footprint in line with our approved Science Based Target
> limiting the increase in our energy consumption to no more than 6% to 1,916 GWh
> limiting the increase in our waste generation to less than 19% to 36,635 tonnes
> reducing water use by 8% to 3.98 million m³.

The tables on the right provide data on our global GHG emissions, energy use, waste production and water consumption for 2019. The data coverage includes 100% of our owned and controlled sites globally. To support the achievement of our targets, a resource efficiency capital fund has been in place since 2015 to invest in projects at sites. In 2019, $15.5 million (2018: $19 million) was committed to resource efficiency projects at our manufacturing and R&D sites, and a further $14 million has been committed for 2020.

Operational greenhouse gas footprint emissions (tonnes CO_2e)[1]

2019	1,974,949
2018	1,852,104
2017	1,768,071
2016	1,739,046
2015	1,845,505

1,974,949 tonnes CO_2e

Energy consumption (MWh)[1]

2019	1,749,404
2018	1,863,931
2017	1,757,895
2016	1,799,669
2015	1,828,712

1,749,404 MWh

% total energy from renewables[1]
2019: 29.4%
2018: 28.9%
2017: 27.0%
2016: 25.1%
2015: 6.2%

Waste production (tonnes)

2019	34,193
2018	31,080
2017	31,199
2016	31,899
2015	30,785

34,193 tonnes

Water use (million m³)

2019	3.55
2018	4.01
2017	3.89
2016	4.02
2015	4.32

3.55 million m³

[1] Regular review of the data is carried out to ensure accuracy and consistency. This has led to changes in the data from previous years. The data quoted in this Annual Report are generated from the revised data.

38 AstraZeneca Annual Report & Form 20-F Information 2019 / Strategic Report

Greenhouse gas emissions reduction During 2019, our verified science-based targets for Scope 1 and Scope 2 emissions were confirmed to be in line with the most ambitious scenario of the Paris Agreement – limiting warming to under 1.5 degrees celsius. Progress towards these targets has been made through increased fuel efficiency of our sites and commercial sales fleet and procurement of electricity from certified renewable sources increasing to represent 70% of total electricity imports. Our total Scope 1 and Scope 2 emissions have been reduced by 36% from our 2015 baseline. Although our Scope 3 emissions sources continue to fluctuate, we have made progress towards our 2025 science-based targets for these emission sources through strategic developments, including committing to changing the propellants used in our inhalers, improving our switching of freighting of goods from air to sea, and engaging our key suppliers to set science-based targets and renewable energy goals. Including emissions from patient use of our inhaler therapies, our operational GHG footprint totalled 1,974,949 metric tonnes in 2019, an increase of 7% from our 2015 baseline. Water stewardship We recognise the need to use water responsibly and, where possible, to minimise water use in our facilities. In 2019, we targeted an 8% reduction from our 2015 water use. In 2019, our water footprint was 3.55 million m3, an 18% reduction from our 2015 baseline. Water reduction and reuse projects throughout our site network have improved the efficiency of water use across our operations. Our major sites and those in water-stressed areas work to Water Conservation Plans to ensure we are managing our water risks and to facilitate sharing of best practice in water stewardship around our site network. As part of our progress towards our 2025 environmental targets, our 2019 targets included: > Safe API discharges for AstraZeneca sites (100%) and globally managed first tier suppliers (>90%). Target met – at one AstraZeneca supply site there was a single measured API concentration that exceeded our API discharge limits. This followed a change implemented to reduce emissions. Subsequently, further process improvements and monitoring were implemented, which reduced emissions to below the safe API discharge limits. > Management of PIE through our ecopharmacovigilance programme. Target met – programme delivered and a manuscript published describing the environmental risks of more than 120 APIs resulting from patient use in 22 countries in Europe. Product environmental stewardship We are committed to ensuring effective environmental management of our products from pre-launch through to product end-of-life. We work at all stages of a medicine’s life-cycle from the design of API production and formulation processes, devices and packaging through distribution, patient use and final disposal. We conduct collaborative research to understand the fate, behaviour and impact of pharmaceuticals on the environment. In 2019, we co-authored 12 peer-reviewed publications to enhance our knowledge of the risks associated with this emerging issue. We also hosted a stakeholder workshop in Nairobi, Kenya to understand the environmental risks associated with increased patient access to medicines in emerging economies. Our pMDI therapies rely on hydrofluoroalkane (HFA) propellants, which are emitted during use and disposal, and contribute to our Scope 3 GHG footprint. While HFAs have no ozone depletion potential and a third or less of the global warming potential than the chlorofluorocarbons they replaced, they are still potent greenhouse gases. For more information on our pressurised metered-dose inhaler (pMDI) therapies, see the Product environmental stewardship section below. Energy use Despite anticipated net increase in activity across our site network in 2019, we aimed to limit increases in total energy consumption to 6% above our 2015 baseline. Our resource efficiency capital fund committed $14 million to energy efficiency projects in 2019, such as LED lighting and utility efficiency at our Macclesfield, UK site. In 2019, our energy use was 1,749 GWh, a decrease of 4% from our 2015 baseline. We have made further progress on our target to use 100% renewable power by 2025. In 2019, we used certified zero emission power equivalent to 62% of total power consumption, including 5,300 MWh of renewable power generated on our sites. Further information on our efforts in these areas, including environmental risk assessment data for our medicines, is available on our website, www.astrazeneca.com/ sustainability/environmental-sustainability. During 2019, we progressed a project spanning all key functions in the business to investigate alternative low-Global Warming Potential propellant options available from an environmental, technical, regulatory, medical and commercial viewpoint. Pharmaceuticals in the environment We aim to lead our industry in understanding and mitigating the effects of pharmaceuticals in the environment (PIE). An estimated 98% of pharmaceuticals get into the environment as a result of patient use (excretion or improper disposal). While API discharge from production is only a small proportion of the environmental burden, it is the part we as an industry can deal with directly. We manage the manufacturing discharge of our APIs in a responsible manner to ensure that we do not exceed the safe discharge standards set for our own manufacturing sites and those of key suppliers. We review compliance with these safe discharge standards annually. Using a concept called ‘ecopharmacovigilance’, we review emerging science and literature for new information that might change the way we assess and manage any environmental risks associated with our products through patient use and API production. A thorough assessment of the environmental risks resulting from the patient use of all our APIs has indicated that all our medicines currently pose low or insignificant environmental risk. For more information on GHG emissions reporting, see Sustainability: supplementary information on page 266. Waste management Due to anticipated activity growth across our site network in 2019, we aimed to limit increases in our waste volumes to a 19% increase from our 2015 baseline. In 2019, our total waste was 34,193 metric tonnes, an 11% increase on 2015. As waste generation is linked to production volumes, our waste reduction ambitions are going to be challenged as our business grows. However, we are focusing on processes to boost our operational efficiency and investing in waste reduction projects to help us reach our target to reduce waste generation by 10% by 2025. While waste prevention is an essential goal, we seek to maximise treatment by material recycling and avoiding landfill disposal when prevention is impractical. 39 AstraZeneca Annual Report & Form 20-F Information 2019 / Business Review Strategic Report

Strategic Report

Human rights BV

Our Code of Ethics and Human Rights Statement commit us to respecting and promoting international human rights – not only in our own operations, but also in our wider spheres of influence, such as our third-party providers. To that end, we integrate human rights considerations into our processes and practices. We are also committed to ensuring that there is no modern slavery or human trafficking in our supply chains or any part of our business. Our full statement required under section 54 of the UK Modern Slavery Act is available on our website, www.astrazeneca.com.

We support the principles set out in the United Nations Universal Declaration of Human Rights and the International Labour Organization's (ILO) standards on child labour and minimum wages. We have been members of the United Nations Global Compact on Human Rights since 2010.

We measure human rights by means of a labour review survey every two years in all countries where we have a presence. The review focuses on ILO core themes, including freedom of association and collective bargaining, child labour, discrimination, working hours and wages, including questions on the Living Wage. Where local gaps to ILO minimum standards are identified, such as maternity leave or grievance procedures, we put in place local plans to close those gaps where allowed by relevant national legislation. Our reporting in this area is assured by Bureau Veritas.

In 2017, we signed up to the 'Fair Wage' database. These independently produced data were used in our end of 2018 survey to measure against the real earnings of all our employees, in which we performed well.

For more information about the assurance provided by Bureau Veritas, see page 266.

Managing change BV

In January 2019, we announced plans to realign R&D and parts of our Commercial business to ensure we can execute on our priorities and strategy. We established dedicated teams who, guided by a clear set of People Principles, ensured the transition was executed as quickly as possible. When the business undergoes a change we keep our employees regularly informed and treat them fairly, and comply with local legislative and HR policies and practices, including consulting with employee representatives as required.

For more information on our restructuring programme, see the Financial Review from page 78.

Employee relations BV

We seek to follow a global approach to employee relations guided by global employment principles and standards, local laws and good practice. In July 2019, we established a new Global Function for Employee Relations.

The purpose of this function is to build and maintain a positive work environment where every employee can feel safe, with the right terms and conditions, productive, motivated and able to speak up. The Board of Directors, in collaboration with our Global Compliance and Employee Relations functions, supports our efforts to create a 'Speak Up' culture to prevent and detect any behaviour not in line with our Values, Code of Ethics and Global Standards.

To achieve this objective, we also work to develop and maintain good relations with local workforces and work closely with our recognised national trade unions. We also regularly consult with employee representatives or, where applicable, trade unions, who share our aim of retaining key skills and mitigating job losses. According to our internal Human Rights survey carried out in 2018 and concluded in February 2019, 67% of our employees recognise and have a relationship with trade unions. Where trade unions do not exist in an area of operation, 97% of countries have established arrangements to engage similarly with their workforce.

Safety, health and wellbeing BV

We work to promote a safe, healthy and energising work environment for our workforce and partners. Our standards apply globally and are stated in our Code of Ethics as described on page 35 and available on www.astrazeneca.com/sustainability. We have established and monitor a set of safety, health and wellbeing targets aimed at supporting our workforce and keeping AstraZeneca among the sector leaders in performance. Our performance in this area is in the Sustainability Report and Sustainability Data Summary available on www.astrazeneca.com/sustainability and is assured by Bureau Veritas.

For more information about the assurance provided by Bureau Veritas, see page 266.

Safety

Vehicle collisions

Year	Collisions per million km	Target
2019	**2.84**	**3.39**
2018	3.74	3.58
2017	4.05	3.76
2016	4.66	4.00
2015 baseline	4.13	

Work-related injuries

Year	Reportable injury rate per million hours worked	Target
2019	**1.05**	**1.37**
2018[1]	1.32	1.50
2017	1.48	1.60
2016	1.57	1.69
2015 baseline	1.78	

[1] Data restated as a result of one injury case being reported late.

As shown above, we made further progress against our strategic targets in 2019, achieving a 31% reduction in vehicle collision rate and a 41% reduction in the work-related injury rate from the 2015 baseline. In addition, there were no work-related fatalities during 2019. Building on our previous success in establishing a culture of health and wellbeing, we continue to focus on active health promotion. We have programmes to address all four essential health activities – healthy eating and drinking, physical activity, tobacco cessation and mental wellbeing – at 71% of our sites.

In 2019, we carried out several activities and initiatives focused on continuous improvements in key risk areas, including driver safety (our highest risk for significant injury and fatalities), travel security, health and wellbeing, potential serious incidents and fatal events. We also explored organisational cultural impact on safety, and developed and rolled out a new workforce wellbeing strategy to advance mental and physical health for our employees and extended workforce.

AstraZeneca Annual Report & Form 20-F Information 2019 / Business Review 47

As a science-led, patient-focused pharmaceutical company, our innovative medicines impacted more than 120 million patient lives in 2019. But our contribution to society extends beyond this to include our wider efforts to benefit people and the planet. Additionally, wherever we work in the world, we aim to make a positive impact on our communities, making financial contributions, supporting healthcare and STEM education programmes, volunteering, and through product donations. Healthy Lung The Healthy Lung initiative aims to support increased awareness and prevention; earlier diagnosis; improved treatment and disease management; and establishing standards of care in line with international best practice for asthma and COPD. Launched in 2017, the Healthy Lung Asia programme focused on improving care for patients across nine Asian countries (India, Indonesia, Malaysia, Philippines, Singapore, South Korea, Taiwan, Thailand and Vietnam). As a major investor, employer and taxpayer, we also make a significant contribution to the economies of all the countries in which we operate. We pay corporate income taxes, customs duties, excise taxes, stamp duties, employment and many other business taxes where applicable in the jurisdictions in which we operate. In addition, we collect and pay employee taxes and indirect taxes such as value added tax. Thus far, we have initiated 64 formal partnerships and signed 23 memoranda of understanding with national and regional governments, professional organisations and NGOs to drive care improvement, which has enabled Healthy Lung to: > support the training of more than 53,000 healthcare professionals > enable diagnosis of more than 1.1 million cases of asthma and/or COPD > activate more than 1,300 Respiratory Centres > align 28 national care guidelines and care pathways to international best practice. Access to healthcare BV We recognise that providing access to healthcare for all those who need it is a significant and complex global challenge. As one of the three priorities of our Sustainability strategy (see page 52), we are working towards a future where all people have access to sustainable healthcare solutions for life-changing treatment and prevention. The economic, social and environmental factors affecting access include the affordability of medicines, the maturity of healthcare systems, the existence or lack of supportive policies and insurance coverage, and the robustness of supply chains and distribution networks. Further challenges include the availability of trained staff, such as doctors, nurses and community health workers, as well as investment in primary healthcare and public health services, such as disease prevention and screening services. The programme now has a presence in Asia, Latin America, and the Middle East and Africa. Healthy Heart Healthy Heart Africa (HHA) was designed to contribute to the prevention and control of hypertension and decreasing the burden of cardiovascular disease across Africa. The programme supports sustainable models by working with local health systems. Each model works independently with partners in the country of implementation to address different health challenges and health environments, with the aim of providing a sustainable means of fighting hypertension in Africa. Contributing to society We aim to make a significant financial contribution to the communities in which we operate. In addition, we make a non-financial contribution to society that comprises our medicines for patients and our sustainability for people and the environment. We are committed to operating in a way that recognises the interconnection between business growth, the needs of society and the limitations of our planet. Since launching in Kenya five years ago and subsequently expanding to Ethiopia in 2016, Tanzania in 2018 and Ghana in 2019, HHA has: Meeting these challenges requires innovation and collaboration and we are working to make a meaningful contribution to the transformation of healthcare. Our approach recognises that there is no single solution and takes account of the varying barriers to healthcare in different parts of the world. We tailor our programmes and initiatives to meet the needs of local communities, partner with the experts on the ground, and share best practice and replicate schemes when we can. Our goal is to improve health for patients and add value to society. > conducted more than 13.5 million blood pressure screenings in the community and in healthcare facilities > trained more than 7,200 healthcare workers, including doctors, nurses, community health volunteers and pharmacists, to provide education and awareness, screening and treatment services for hypertension > activated more than 750 healthcare facilities in Africa to provide hypertension services, including, where appropriate, the establishment of a secure supply chain for low-cost, high-quality antihypertensive medicines > identified more than 2.4 million elevated blood pressure readings. 2019 overview > 64 Healthy Lung partnerships > Fifth anniversary of Healthy Heart Africa > Tenth anniversary of Young Health Programme with new UNICEF partnership > Gave more than $72 million through our community investment activities > Employees volunteered more than 28,000 hours on community projects globally > Sustainability strategy focused on access to healthcare, environmental protection, and ethics and transparency Below, we highlight some of our key access to healthcare programmes and initiatives. Further examples in this Annual Report include Lung Ambition (see page 57) and Precision (see page 69). For more information, see Emerging market healthcare on page 35. More detail on our access programmes can be found in our 2019 Sustainability Report, available on our website, www.astrazeneca.com/sustainability. 49 AstraZeneca Annual Report & Form 20-F Information 2019 / Business Review Strategic Report

Business Review A great place to work: Contributing to society continued Community investment Young Health Programme In 2019, we celebrated the tenth year of our award-winning Young Health Programme (YHP). YHP is a philanthropic community investment programme which focuses on young people and non-communicable disease (NCD) prevention. Despite the fact that more than two thirds of premature deaths from NCDs can be linked to behaviours that first began in adolescence, young people and their health continues to be an under-recognised, under-served and under-researched component of the global health agenda. In 2019, we reached nearly one million young people with health information on NCDs and risk behaviours and trained more than 8,500 peer educators and healthcare workers. Working with local governmental and non-governmental groups, we launched new programmes in Mexico, Myanmar, Thailand and Vietnam. This brings the total number of active YHP initiatives to 18. We also announced a recommitment to the programme through to 2025, with a pledge of $35 million (£28 million) from 2021 to 2025. BV Product donation programmes As noted above, in some countries, our patient assistance programmes offer medicine for free to patients who cannot afford to pay. These programmes vary by country with the largest being AZ&Me in the US. AZ&Me is governed as a 501(c) (4) organisation, which categorises the activity for the purpose of social welfare and establishes specific governance requirements, which keeps it separate from our commercial business. Our Global Standard on External Funding encompasses community investment and provides guidance to ensure a consistent, transparent and ethical approach around the world, based on local need. Our activities are focused on healthcare in the community and supporting science education. They include financial and non-financial contributions. In 2019, we gave more than $72 million (2018: $57 million) through our community investment activities to more than 900 non-profit organisations in 53 countries. The increase reflects a change in practice with a number of larger contributions being transferred to our Charitable Foundations. The amount includes more than $27.4 million (2018: $17.5 million) for product donations that were given in support of public health needs and disaster relief. The increase reflects changes in the volume and mix of products donated. In addition to these community investments, we also donated more than $801 million (2018: $686 million) of medicines in connection with patient assistance programmes around the world, the largest of which is our AZ&Me programme in the US. In 2019, we celebrated the eleventh year of our collaboration with Americares and the Sihanouk Hospital Center of Hope (SHCH) for the Cambodia Breast Cancer Initiative. The collaboration aims to strengthen existing treatment services while expanding in scale to reach additional patients. The programme screened 843 new patients; provided information on early detection and screening to more than 10,000 individuals; diagnosed 82 cases of breast cancer and continued to treat 404 patients who were previously diagnosed; and administered more than 15,000 units of free AstraZeneca medicines to post-menopausal breast cancer patients in the SHCH’s treatment cohort. We continue to deliver this programme in partnership with leading non-profit organisations that include Plan International UK, NCD Child and the NCD Alliance, following a model of investment in advocacy, research and community-based programming. We support the growth and development of young people with our ongoing collaboration with One Young World. In 2019, we offered 25 scholarships to young global health leaders bringing the total number of scholarships to 75. Our global disaster relief partner is the British Red Cross. In 2019, we continued to support humanitarian efforts to provide healthcare to people affected by armed conflict in Northern Nigeria and we also responded to appeals for support to Ebola and Cyclone Idai relief efforts. Our global product donation partners are Americares, Direct Relief International and Health Partners International of Canada. For more information about AZ&Me, see page 33. Learn more in our 2019 Sustainability Report on www.astrazeneca.com/sustainability. Health and the environment During 2019, we continued with our pilot programme in respiratory health at Lake Victoria’s Dunga Beach, in Western Kenya, which enables the local community to transform waste into clean energy. The goal of the programme is preventing exposure to air pollutants by offering a substitute to wood-burning cookstoves and improving the respiratory health of the nearby community with an alternative fuel source. By providing a substitute for solid fuels, it also reduces the time and effort dedicated by women and children to collecting firewood, time which is then invested in schooling and income-generating activities. In January 2020, we announced that YHP was to partner with UNICEF to prevent NCDs among young people. We will support UNICEF with a $12.5 million grant to support programming which will reach more than five million young people, train 1,000 youth advocates and positively shape public policy. In 2019, our Step Up! Young Health Global Grants Programme provided a total of $151,401 to 16 organisations that are innovating to improve the health and wellbeing of young people. We continue to support Connections for Cardiovascular HealthSM, a programme of the AstraZeneca HealthCare Foundation that was launched in 2010 to address heart health in the US. In 2019, the AstraZeneca HealthCare Foundation provided $775,000 in continuation grants to 11 non-profit organisations for programmes that aim to help prevent, better manage and reduce cardiovascular disease. We were named Business of the Year at Third Sector’s Business Charity Awards, which recognise the outstanding contribution that UK companies make to good causes. The pilot is run with the Cambridge Institute for Sustainability Leadership (CISL) who studied the environmental impact of this intervention, with base-line and end-line reports published by CISL. Further information on YHP can be found on its website, www.younghealthprogrammeyhp.com. Responsible R&D Our initiatives include a responsible R&D strategy to drive global health outcomes. This includes: integrating access considerations into R&D governance to increase the speed and breadth of patient access; driving excellence in product life-cycle management through our work on product safety and product environmental stewardship; engaging in scientific collaborations to build local capacity for R&D; and investing in science and technology, such as digitalisation and precision medicine, which can help reduce infrastructure costs and ensure effective treatment. Making a positive impact on our communities is also about volunteering. We encourage our employees to volunteer and support their efforts with one day’s leave for community service. In 2019, our employees volunteered more than 28,000 hours on community projects in countries around the world. For more information on the Step Up! Young Health Global Grants Programme, visit www.younghealthprogrammeyhp.com. For more information on the AstraZeneca HealthCare Foundation’s Connections for Cardiovascular HealthSM programme, visit www.astrazeneca-us.com/foundation. For more information on the AstraZeneca HealthCare Foundation, see the Glossary from page 268. 50 AstraZeneca Annual Report & Form 20-F Information 2019 / Strategic Report

Sustainability Benchmarking and assurance Recognition of our work in sustainability BV We want to be valued and trusted by our stakeholders as a source of great medicines over the long term. We deliver our business strategy in a way that broadens access to our medicines, minimises the environmental footprint of our products and processes, and ensures that ethics and transparency underpin everything we do. DJSI > Named in the Dow Jones Sustainability World and Europe Indices > Attained industry-best scores for: Environmental Reporting, Labour Practice Indicators, Health Outcome Contribution and Social Reporting Governance Sustainability governance frames how we operate. Geneviève Berger, a Non-Executive Director, oversees the implementation of our sustainability matters on behalf of the Board of Directors. Our ambition is to be a leader in sustainability by delivering the strategy from the materiality assessment carried out in 2018 and as outlined in our Sustainability Report. Katarina Ageborg is responsible for the global strategy, and performance measures are tracked by the SET on the quarterly Company Scorecard. FTSE4Good > Named as a FTSE4Good Index series constituent, which is designed to measure the performance of companies demonstrating strong Environmental, Social and Governance (ESG) practices CDP > Water A List – among the top 1.5% of companies participating in CDP’s water security programme for our commitment to transparency around environmental risks and demonstration of sustainable water management > Climate change A List – in recognition of our strategy and actions to reduce emissions and mitigate climate change ISAE3000 Assured > Bureau Veritas has provided independent external assurance to a limited level in accordance with the International Standard on Assurance Engagements 3000 (ISAE3000), and in accordance with ISAE3410 Assurance Engagements on Greenhouse Gas Statements for the sustainability information contained within this Annual Report and Form 20-F Our Sustainability Advisory Board comprises five SET members and four external sustainability experts. It provided guidance on strategic direction, recommendations for opportunities, and insights and feedback twice in 2019. Throughout the year, we engaged with employees and external stakeholders, including investors, Ministries of Health, NGOs, patients and suppliers. For more information, see Sustainability: supplementary information on page 266 and the letter of assurance available on www.astrazeneca.com/sustainability. Our approach Our approach is aligned with our Purpose and business strategy, allowing us to maximise the benefit for our patients, our business, broader society and the planet. As outlined below, we have a global strategy that integrates sustainability practices throughout our operations. In 2019, we put into operation our updated approach based on a structured sustainability materiality assessment that engaged external and internal stakeholders. We measure our progress through annual and long-term targets, and sustainability-related occurrences are incorporated into publicly released quarterly results for investors. We recognise the connection between enterprise risk management and sustainability management. Enterprise risk management helped inform the sustainability materiality assessment and we have better aligned our risk and sustainability classifications. Sustainability is considered throughout our quarterly risk reviews. We show performance in our Sustainability Data Summary. Expanded discussion about our sustainability journey is in our 2019 Sustainability Report. Learn more on our website, www.astrazeneca.com/sustainability. 51 AstraZeneca Annual Report & Form 20-F Information 2019 / Business Review Strategic Report

Business Review A great place to work: Contributing to society continued Our sustainability strategy At AstraZeneca, health is our business and our contribution to society. How we operate supports sustainable ecosystems for healthcare that benefit people and our planet through science-based innovation. Our aspiration is for the future to be healthy and that we are an active participant for a healthy society, planet and business. Our pioneering medicines touch the lives of millions of people so it is a business imperative that we are partners and activists for solutions to global health. At the heart of our sustainability approach is access to healthcare and its connection to environmental protection, and ethics and transparency. Our pillars 1. Access to healthcare Health is at the heart of our business 2. Environmental protection The health of the planet impacts all life 3. Ethics and transparency Equality and prosperity for all fuels healthy societies Our ambitions to 2025 Work towards a future where all people have access to sustainable healthcare solutions for life-changing treatment and prevention Manage our environmental impact across all our activities and our products Create positive societal impact and promote ethical behaviour in all markets across our value chain The connection to human health Innovating, partnering in and transforming healthcare is essential for global health Supporting a healthy environment helps prevent the onset of certain diseases and improve health outcomes Fostering a culture of doing the right thing across our worldwide operations, including our supply chain, promotes health and wellbeing Disease prevention and treatment, Responsible R&D, Investments in health systems, Environment’s impact on health, and Affordability Product environmental stewardship, Greenhouse gas reduction, Pharmaceuticals in the environment, Water stewardship, and Waste management Our material issues Ethical business culture, Inclusion and diversity, Talent and workforce evolution, Workforce wellbeing and safety, Responsible supply chain, and Human rights Why it matters Access to healthcare at AstraZeneca goes beyond our medicines. We are working towards a future where all people have access to sustainable healthcare solutions. We are transforming the future of healthcare along the continuum from prevention and awareness to diagnosis and treatment. We innovate across our therapy areas to address the challenges of diseases for patients, and the unmet medical need created by them. We recognise that healthcare delivery systems may be complex and multi-layered and we collaborate with experts to foster patient-centred quality healthcare designed to improve the health outcomes of patients. Our internal initiatives place a strong emphasis on the role of health in workforce wellbeing and safety, our supply chain and environmental stewardship. We are taking climate action now because we recognise the strong connection between a healthy planet and healthy people. With health at the heart of our business, we work to foster environments in which all life can thrive – seeking opportunities for environmental stewardship and mitigating climate impacts by managing natural resources and ensuring environmental safety of our products across our operations and value chain. We want to be valued not only for our medicines, but also for the way we work. We believe integrity, respect and transparency comprise the foundation of a healthy business culture. We build trust by demonstrating ethical business practices and fair treatment in everything we do across our value chain and in society. Information in respect of our focus areas in ethics and transparency can be found in this Annual Report as follows: Information in respect of our focus areas in protecting the environment can be found in this Annual Report as follows: > Ethical business culture: Our Values and norms, practices, standards and principles that guide the actions and behaviour of employees, including our Code of Ethics (see page 35), and acting in an ethical manner that goes beyond compliance with policies, laws and regulations. This applies across all our operation and our entire value chain and includes: > Greenhouse gas emissions reduction – page 39 > Waste management – page 39 > Water stewardship – page 39 > Product environmental stewardship – page 39 > Pharmaceuticals in the environment – page 39 Information in respect of our focus areas in broadening access to healthcare can be found in this Annual Report as follows: – – – – – Bioethics (including animal welfare) – page 28 Anti-bribery and anti-corruption – page 35 Intellectual Property – page 41 Responsible sales and marketing – page 35 Transparency reporting – page 35 > Investments in health systems and Disease prevention and treatment – see Access to healthcare – page 49 > Affordability – see Pricing and delivering value – page 32 > The environment’s impact on health – page 50 > Responsible R&D – page 50 > Inclusion and diversity – page 46 > Talent and workforce evolution – page 44 > Workforce wellbeing and safety – page 47 > Responsible supply chain – page 37 > Human rights – page 47 Our global development impact For more information on our targets and performance, and contribution to the UN Sustainable Development Goals, see our 2019 Sustainability Report available on our website, www.astrazeneca.com/sustainability. Non-Financial Information Statement Under sections 414CA and 414CB of the Companies Act 2006, as introduced by the Companies, Partnerships and Groups (Accounts and Non-Financial Reporting) Regulations 2016, AstraZeneca is required to include, in its Strategic Report, a non-financial statement containing certain information. As required by the Regulations, the Strategic Report contains information on the following matters, which include references to our relevant policies, due diligence processes and information on how we are performing against various measures in these areas: > > > > > > Code of Ethics on page 35 Environmental matters on pages 38-39 and page 266 Employees on pages 44-47 Social matters on pages 49-50 and page 52 Respect for human rights on page 47 Anti-corruption and anti-bribery matters on page 35 Information on the Group’s Principal Risks is included in Risk Overview on pages 74-77 and information on the non-financial key performance indicators relevant to our business is included in Key Performance Indicators from page 20. A description of our business model is contained in Business model and life-cycle of a medicine from page 8. 52 AstraZeneca Annual Report & Form 20-F Information 2019 / Strategic Report

Sustainability:
supplementary information

External assurance

Bureau Veritas has provided independent external assurance to a limited level on the following sustainability information contained within this Annual Report:

> Key Performance Indicators – Be a Great Place to Work, page 22
> Bioethics, including Clinical trials, Patient safety, Research use of human biological samples and Animal research, pages 28 and 29
> Emerging market healthcare, page 35
> Responsible sales and marketing, page 35
> Anti-bribery and anti-corruption, page 35
> Transparency reporting, page 35
> Responsible supply chain, page 37
> Environmental protection, including Greenhouse gas emissions reduction, Energy use, Waste management, Water stewardship, Product environmental stewardship and Pharmaceuticals in the environment, pages 38 and 39
> Human rights, page 47
> Managing change, page 47
> Employee relations, page 47
> Safety, health and wellbeing, page 47
> Access to healthcare, including Healthy Lung, Healthy Heart, Young Health Programme and Responsible R&D, pages 49 and 50
> Community investment, including Product donation programmes and Health and the environment, page 50
> Sustainability, including Governance, Benchmarking and assurance, Our approach and Our Sustainability strategy, pages 51 and 52
> Greenhouse gas (GHG) reporting, page 266

BV Used throughout this Annual Report to denote the sustainability information listed above, which has been independently assured by Bureau Veritas.

Based on the evidence provided and subject to the scope, objectives and limitations defined in the full assurance statement, nothing has come to the attention of Bureau Veritas causing them to believe that the sustainability information contained within this Annual Report is materially misstated. Bureau Veritas is a professional services company that has a long history of providing independent assurance services in environmental, health, safety, social and ethical management and disclosure.

The full assurance statement, which includes Bureau Veritas's scope of work, methodology, overall opinion, and limitations and exclusions, is available on our website, www.astrazeneca.com.

Greenhouse gas (GHG) reporting BV

We have reported on all of the emission sources required under the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (SI 2008/410). These sources fall within our Consolidated Financial Statements. We do not have responsibility for any emission sources that are not included in our Consolidated Financial Statements.

We have used the GHG Protocol Corporate Accounting and Reporting Standard (revised edition). Emission factors for electricity have been derived from the International Energy Agency (IEA), USEPA eGRID, US Green-e and the Association of Issuing Bodies (AIB) databases and for all other fuels and emission sources from the 2006 IPCC Guidelines for National Greenhouse Gas Inventories.

Bureau Veritas has undertaken a limited assurance on the 2019 GHG emissions data. The assurance statement, including scope, methodology, overall opinion, and limitations and exclusions, is available on our website, www.astrazeneca.com.

Global greenhouse gas emissions data for the period 1 January 2019 to 31 December 2019[1]

	Tonnes CO_2e		
	2019	2018	2017
Emissions from:			
Scope 1: Combustion of fuel and operation of facilities[2,5]	**285,798**	301,896	295,677
Scope 2 (Market-based): Electricity (net of market instruments), heat, steam and cooling purchased for own use[3,5]	**133,971**	144,863	170,851
Scope 2 (Location-based): Electricity, heat, steam and cooling purchased for own use[3,5]	**213,718**	230,697	248,263
Company's chosen intensity measurement: Scope 1 + Scope 2 (Market-based) emissions reported above normalised to million US dollar revenue	**17.2**	20.2	20.8
2016-2025 Strategy 'Operational Footprint' KPI: Scope 1 + Scope 2 (Market-based) + our Operational Footprint Scope 3 sources. Baseline year is 2015	**1,974,949**	1,852,104	1,768,071
Scope 3 Total: Emissions from all 15 Greenhouse Gas Protocol Scope 3 Categories	**7,234,606**	6,273,907	5,855,309
2016-2025 Strategy Scope 3 intensity measurement KPI: Scope 3 emissions from all 15 Greenhouse Gas Protocol Scope 3 Categories normalised to million US dollar revenue. Baseline year is 2015 (one year in arrears)	**297**	284	261
	MegaWatt hours (MWh)		
Total energy consumption[4,5]	**1,749,404**	1,863,931	1,757,895

1 Regular review of the data is carried out to ensure accuracy and consistency. This has led to changes in the data from previous years.
2 Included in this section are GHGs from direct fuel combustion, process and engineering emissions at our sites and from fuel use in our vehicle fleet.
3 GHGs from imported electricity are calculated using the GHG Protocol Scope 2 Guidance (January 2015) requiring dual reporting using two emissions factors for each site – Market-based and Location-based. Our corporate emissions reporting and targets follow the Market-based approach.
4 The aggregate of: (i) the annual quantity of energy consumed from activities for which the Company is responsible, including the combustion of fuel or the operation of any facility; and (ii) the annual quantity of energy consumed resulting from the purchase of electricity, heat, steam or cooling by the Company for its own use.
5 Under the new Companies (Directors' Report) and Limited Liability Partnerships (Energy and Carbon Report) Regulations 2018, the Company needs to disclose what proportion of this figure relates to energy use in the UK and offshore area. For 2019, the proportion of total global energy and emissions originating from AstraZeneca's UK and offshore area footprint were as follows: energy use 24%; Scope 1 emissions 23%; Scope 2 emissions using Market-based accounting 0%; Scope 2 emissions using Location-based accounting 10%.

266 AstraZeneca Annual Report & Form 20-F Information 2019 / Additional Information